UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*


                              Travelocity.com Inc.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    893953109
                                 (CUSIP Number)

                                 Louise Guarneri
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 28, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893953109                   13D                                 Page 2

   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [ ]
       (b) [X]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*

       WC

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)   [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Switzerland

                         7   SOLE VOTING POWER

                             See Item 5.
      NUMBER OF
       SHARES            8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY               See Item 5.
   EACH REPORTING
       PERSON            9   SOLE DISPOSITIVE POWER
        WITH
                             See Item 5.

                        10   SHARED DISPOSITIVE POWER

                             See Item 5.

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       See Item 5.

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       See Item 5.

  14   TYPE OF REPORTING PERSON*

       BK, HC


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security and Issuer.

           This Statement on Schedule 13D (the "Statement") relates to the common stock, $0.001 par value per share (the "Common Stock"), of Travelocity.com Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 15100 Trinity Boulevard, Fort Worth, Texas 76155.

Item 2.    Identity and Background.

           In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business (the "Reporting Person") of the Credit Suisse First Boston business unit (the "CSFB business unit"). The CSFB business unit is also comprised of an asset management business ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

           The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The address of CSFBI's principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

           CSFBI owns all of the voting stock of Credit Suisse First Boston
(USA), Inc. ("CSFB-USA"). CSFB-USA's principal business and office is Eleven Madison Avenue, New York, New York 10010. Credit Suisse First Boston Corporation ("CSFBC"), a Massachusetts corporation and a registered broker-dealer, is a wholly owned subsidiary of CSFB-USA. The principal business office of CSFBC is 11 Madison Avenue, New York, New York 10010. The securities reported herein are held directly by CSFBC in proprietary trading accounts.

           CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit (the "Credit Suisse Financial Services business unit"). CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

           CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of Common Stock to which this schedule relates and such shares are not reported in this Statement. CSG disclaims beneficial ownership of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Common Stock beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

           The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, and CSFBC are set forth on Schedules A through D attached hereto, each of which is incorporated by reference herein.

           (d) & (e) During the past five (5) years neither the Reporting Person, CSFBI, CSFB-USA, CSFBC, nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A through D attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds.

           The beneficial ownership interest in Common Stock reported in this Statement was acquired in connection with CSFBC's acquisition of 1,402,626 shares of the Company's common stock, par value $0.001, as more fully described in Item 5 below. The net amount of funds used by CSFBC to acquire the Common Stock is estimated to be $35,744,913. These funds came from CSFBC's working capital.

Item 4.    Purpose of the Transaction.

           The beneficial ownership interest in Common Stock reported in this Statement was acquired in connection with CSFBC's risk arbitrage and other ordinary course proprietary trading activities.

           Except as set forth in this Statement, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

           (a) - (b) As of the close of business on March 6, 2002, CSFBC directly holds 1,402,626 shares of Common Stock, and has the shared power to vote and direct the disposition of all such Common Stock. As a result of the holdings of the Company's securities described above, the Reporting Person may be deemed to beneficially own indirectly 1,402,626 shares of Common Stock, representing 8.3% of the outstanding shares of Common Stock.

           To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFBC, nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A through D attached hereto, beneficially owns any Common Stock.

           (c) See Exhibit 1 attached hereto, which is incorporated herein by reference, for a description of purchases of Common Stock effected by CSFBC during the period beginning sixty days prior to February 28, 2002 (excluding ordinary course proprietary trading activities other than risk arbitrage activities). All of such purchases were effected in open market transactions.

           To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFBC, nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A through D attached hereto, has effected any transactions in the Common Stock during the past 60 days.

           (d) Not applicable.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Except as described herein, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedules A, B, C and D has a contract, arrangement, understanding or relationship with any other person regarding any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.    Material to be filed as Exhibits.

           Exhibit           Description

           1                 Transactions in Common Stock

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: March 11, 2002

                                            Credit Suisse First Boston, acting
                                              solely on behalf of the investment
                                              banking business of the Credit
                                              Suisse First Boston business unit.

                                            By: /s/ Louise Guarneri
                                                --------------------------------
                                                Name:  Louise Guarneri
                                                Title: Director